Exhibit 99.1

Medigus: Jeffs’ Brands Submitted Confidential Draft Registration Statement for Proposed U.S. Initial Public Offering

Tel Aviv, Israel – November 29, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced that its 50.03% owned subsidiary, Jeffs’ Brands Ltd., a data-driven e-commerce company operating on the Amazon Marketplace, confidentially submitted a draft registration statement on Form F-1 to the U.S. Securities and Exchange Commission (the “SEC”) relating to a potential initial public offering of its ordinary shares in the United States. The timing, number of ordinary shares to be offered and the price range for the proposed offering have not yet been determined.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Jeffs’ Brands Ltd.

Jeffs’ Brands Ltd. is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders. We started this company after recognizing how much-unrealized growth potential is out there. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyzion Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff’s Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Medigus uses forward-looking statements in this press release when it discusses the potential initial public offering of Jeffs’ Brands. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com